Exhibit 99.5

2006 Annual Business Report

The 2002/2003 financial results restate certain line items of the Company’s previously issued financial statements to take into account:

•	the diversion of certain royalty payments otherwise payable to the Company but were diverted by Mr. Jung Ryool Kim, the former Chairman of the Company, and

•

a correction of errors of revenue recognition with respect to initial licensing fees, mobile revenue and animation revenue, which were unrelated to the diversion of certain royalty payments by the former Chairman.

The 2002/2003 financial results, however, do not give retroactive effect to the change in the Company’s depreciation policy from the declining balance method to the straight line method beginning in 2005.

Please note that certain corrections to the balance sheets and income statements for the years ended December 31, 2002 and 2003 (Item 4 of this Exhibit 99.5) have been made to make adjustments to certain line items and classifications and certain amounts contained in the 2006 Annual Business Report distributed to the shareholders at the Meeting (the “Original Business Report”). The corrections reflect changes due to the restatement of certain line items made in connection with the audit of the Company’s financial statements as of and for the year ended December 31, 2004 which was prepared in accordance with KGAAP. The following sets forth such corrections to the 2002/2003 financial results:

•	2002 financial results

The financial results of the Company as of and for the year ended December 31, 2002, as reported in Item 4 of this Exhibit 99.5, differ from the Original Business Report in the following manner:

	•	Capitalized research and development balance and accumulated deficit before adjustment should be decreased by KRW1,529,750,108 to KRW368,056,904.
	•	Cost of revenues before adjustment should be decreased by KRW274,757,309 to KRW1,746,610,452.
	•	Research and development expenses before adjustment should be increased by KRW932, 562,553 to KRW932,562,553.
	•	Operating loss and net loss should be increased by KRW657,805,244 to KRW700,867,355.

•	2003 financial results

Due to a classification error between tax and dues and income tax expense, KRW1,009,438,710 should have been classified as income tax expense instead of tax and dues under selling, general and administrative expenses.

Gravity Co., Ltd.
FY 2006 Business Report

9 a.m., March 31, 2006

15F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea

1.	Business Overview

	(1)	Business results and financial conditions of past three years

[Unit: KRW]

Category	FY 2005	FY 2004	FY 2003

[Current Asset]	99,200,415,135	40,554,502,801	12,971,393,560
• Quick Asset	99,179,458,227	40,497,101,161	12,968,147,580
• Inventories	20,956,908	57,401,640	3,245,980
[Fixed Asset]	44,382,247,932	25,812,843,066	19,569,887,312
• Investment Asset	27,180,534,556	8,627,893,348	13,812,858,051
• Tangible Asset	7,856,326,936	12,749,407,385	3,997,356,586
• Intangible Asset	9,345,386,440	4,435,542,333	1,759,672,675
Total Asset	143,582,663,067	66,367,345,867	32,541,280,872
[Current Liabilities]	18,265,144,524	10,440,456,089	5,072,442,715
[Non-current Liabilities]	3,346,398,983	3,825,693,701	4,423,202,168
Total Liabilities	21,611,543,507	14,266,149,790	9,495,644,883
[Capital Stock]	3,474,450,000	2,774,450,000	2,774,450,000
[Capital Surplus]	73,255,072,627	2,117,830,520	2,117,830,520
• Additional paid-in capital	73,255,072,627	2,117,830,520	2,117,830,520
[Retained earnings]	43,860,442,320	47,311,567,494	18,153,023,688
[Capital Adjustment]	1,381,154,613	(102,651,937)	331,781
Total Stockholders’ Equity	121,971,119,560	52,101,196,077	23,045,635,989
Revenues	49,259,407,445	58,895,078,004	43,966,480,649
Operating Income(Loss)	(1,881,503,342)	34,390,941,112	24,308,638,911
Ordinary Income (Loss)	(4,092,700,710)	34,135,781,793	23,897,964,367
Net Income(Loss)	(3,451,125,174)	29,158,543,806	19,527,426,962

2.	Company Overview

(1)	Purpose of the Company

Software Consulting, development, publishing
Software, CD development and selling
Development of telecommunication related software
Making, development, publishing, selling, consulting of digital contents including game software
Online network gaming service
Software development regarding applicator package
Computer program development and selling
Export-Import of software
E-commerce
Character business
Animation business
Leasing business
Restaurant business
Media related business
Printing & publishing business
Record & video making and distribution
All business related to above articles

(2)	Main business areas

The Company is the developer of an MMORPG ‘Ragnarok Online’, which has been commercialized since August 2002 and distributed in 63 countries worldwide including Korea, Japan, Taiwan, Thailand, US, Europe, Russia, Brazil, India, Australia/New Zealand. Currently, it has been commercialized in 21 countries including India, which was added recently.  Since January 2005, we have been commercializing ‘R.O.S.E Online’ which was developed by Triggersoft Co., Ltd. in Korea, Japan, Philippines, and the U.S.

It is expected that several online games which have been prepared by developing and publishing will be released to the market in 2006. Firstly, we are planning to start the open beta service of ‘Time N Tales’. ‘STYLIA’ will be launched in April, successively. In addition, ‘Ragnarok2’, which has been anticipated, will be released in the second half of this year. Also, ‘Emil Chronicle Online’ will be introduced. At the beginning of 2007, the open beta service of ‘Requiem’ and ‘Pucca Online’ will be started.

Along with the online games, we have developed about 30 mobile games including 10 games related to Ragnarok Online. We are currently servicing in Korea, Japan, Thailand and Philippines. Additionally, we are preparing for service in the U.S. and Indonesia.

Regarding the mobile business, we have acquired 96.1% of the equities of NeoCyon, a subsidiary of mobile content service company of LG Electronics in order to successfully launch into the mobile contents business. NeoCyon has directly serviced mobile games in Russia and CIS market which is the next large online gaming market with 0.3 Billion population. We expect this experience will help our Company advance into Russian market in the future.

(3)	Business Offices and Labs

Classification	Location

Head Office	14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul
Laboratory	14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul

(4)	Stock conditions

Total number of shares

[As of December 31, 2005]

Total number of shares to be issued	Total number of shares issued(*)	Total number of shares unissued

40,000,000 shares	6.948,900 shares	33,051,100 shares

* 1,400,000 shares have been newly issued during Nasdaq listing as of February 8, 2005.

Stocks issued

[Par value per share: 500 KRW]		[As of December 31, 2005]

Type	No. of shares	Total face value	Ratio	Remarks

Registered common stock	6,948,900 shares	3,474,450,000 KRW	100%

(5)	Debenture

                                        [As of December 31, 2005]

Type	Date of issuance	Issuing Amount	Interest Rate	Balance from issuance	Redemption date	Remarks

-	-	-	-	-	-	-

* Company currently has no debentures and has no plan to have debentures in the future.

(6)	Largest shareholder

[As of December 31, 2005]

Shareholder	No. of shares owned	Possession Rate(%)	Transaction with the Company	Remarks

EZER, Inc.(*)	3,640,619	52.39%	-

* EZER, Inc. became the largest shareholder of the Company by acquiring 52.39% of the equities from former largest shareholder Mr. Jung Ryool Kim and 4 other persons as of August 30, 2005

(7)	Parent company, Subsidiaries, M&A

Parent Company status: N/A

Subsidiaries status

Subsidiaries				Relationship with Company

Name	Location	Common Stock	Main business	Shares owned	Possession rate (%)	Transaction relationship

Gravity Interactive LLC (*1)	California, US	USD40,000	Gaming Service	-	100%	Subsidiary
Gravity Entertainment Corp (*2)	Tokyo, Japan	50,000,000	Animation making/service	-	100%	Subsidiary
Triggersoft (*3)	Seoul, Korea	643,500,000	Online game development	113,454	88.15%	Subsidiary
NeoCyon (*4)	Seoul, Korea	964,005,000	Mobile game development	185,301	96.10%	Subsidiary

*1) Established on March 14, 2003, in the U.S., did not issue stocks being a limited Company. Changed its name into Gravity Interactive, Inc. as of January 1, 2006.
*2) Changed its name from RO Production Co., Ltd. into Gravity Entertainment Corp. as of February 5, 2005.
*3) Company acquired 40,908 shares as of April 1, 2005, and 72,546 shares as of May 12, 2005.
*4) Company acquired 149,648 shares as of November 15, 2005, and 35,653 shares as of December 9, 2005.

* Summarized Financial Statement on equity method applied invested company

[Unit: 1,000 KRW]

Name	Total Asset	Total Liabilities	Revenue	Net income(Loss)

Gravity Interactive, LLC.	1,000,891	319,612	2,700,715	257,173
Gravity Entertainment Corp.	1,065,899	495,393	559,356	(486,091)
Triggersoft	450,758	1,395,162	241,743	(1,703,229)
NeoCyon	2,501,015	1,805,405	3,480,375	20,049

Status on directors holding a concurrent position

Director		Company

Name	Position	Name	Position	Work	Remarks

Il Young Ryu	CEO	Gravity	CEO	Overall management
		EZER Inc.	CEO	Overall management

(8)	Material transactions with related parties

                              [Unit: 1,000 KRW]

	Revenue		Purchase Amount

Related persons, companies	FY2005	FY2004	FY2005	FY2004

Gravity Interactive, LLC.	7,589	17,741	—	—
RopleNet(*)	—	—	—	53,457
Rhoceo Co., Ltd.(*)			200,000
Jung Ryool Kim (**)	—	—	622,691	792,931
Gravity Entertainment Corp.	33,758	49,414	—	—
Triggersoft Co., Ltd.	34,890	—	144,702	—
Animation production committee	54,953	—	—	—
Total	131,190	67,155	967,393	846,388

* Rhoceo Co., Ltd. was under the control of Jung Ryool Kim. RopleNet is a subsidiary of Rhoceo Co., Ltd. Therefore, the two companies are regarded as related company until Aug. 30, 2005.

** Rent fee was paid to former largest shareholder by the Company according to rent contract. Mr. Kim is regarded as related person until August 30, 2005, the date of the equity transfer.

(9)	Significant Creditors

Creditor	Bond Price (thousand KRW)	Shares owned(shares)	Ownership ratio (%)	Remarks

—	—	—	—	—

* No borrowings from financial intermediaries as of the settlement date.

(10)	Employees

[As of Dec. 31, 2005]

Category	Directors & Officers	Developers	Marketing	Total

	21	441	43	505

(11)	Trustees & Auditors

Permanent/Non permanent	Name	Position	Main work	Transaction with the Company	Remarks

Permanent	Il Young Ryu	CEO	CEO	-
Permanent	Eiji Deyama	Outside Director	-	-
Permanent	Yasushi Kotani	Outside Director	Member of audit committee	-
Permanent	Jae Young Lee	Outside Director	Member of audit committee	-
Permanent	Joon Hee Won	Outside Director	Member of audit committee	-

(12)	Important events occurred after a settlement term

N/A

(13)	Important facts related to other business sectors

N/A

3. Financial statements as of and for the year ended December 31, 2004 and 2005

(1) Balance Sheets

FY 2005: as of December 31, 2005

FY 2004: as of December 31, 2004

[Unit: KRW]

Items	FY 2005		FY 2004

	Amount		Amount

Asset
Current Asset		99,200,415,135		40,554,502,801
(1)Quick Asset		99,179,458,227		40,497,101,161
1.Cash & Cash Equivalents		24,798,762,104		15,821,934,830
2.Short-term financial instruments		59,810,518,813		8,900,000,000
3.Available-for-sale securities		—		496,312,684
4.Accounts receivable		4,284,507,026		5,921,975,818
5.Short-term loans		—		121,599,000
6.Other accounts receivable		4,847,292,599		308,059,765
7.Accrued income		590,427,322		70,341,350
8.Accounts receivable due to management’s diversion		—		7,482,138,742
9.Advanced payments		1,436,450,075		713,177,560
10.Prepaid expenses		439,157,259		161,405,728
11.Prepaid taxes		1,140,848,166		500,155,684
12.Deferred income tax assets		1,831,494,863		—
(2)Inventories		20,956,908		57,401,640
1.Inventory-resale		20,956,908		57,401,640
Fixed assets		44,382,247,932		25,812,843,066
(1)Investment assets		27,180,534,556		8,627,893,348
1.Equity method investments		8,704,825,214		1,654,518,790
2.Long-term loans	1,050,000,000
Lease deposits	(-) 851,571,290	198,428,710		45,666,250
3.Leasehold deposits		2,701,608,000		3,915,510,000
4.Long-term advanced payments		50,070,387		14,962,139
5.Other investments		1,426,033,190		926,033,190
6.Non-current deferred income tax assets		6,000,431,896		2,071,202,979
7.Real estate investments		8,099,137,159		—
(2)Tangible Assets		7,856,326,936		12,749,407,385
1.Land		—		5,953,901,641
2.Buildings	—		2,233,628,699
Accumulated depreciation	—	—	(-) 32,552,477	2,201,076,222
3.Computer and equipment	9,706,512,646		5,086,493,611
Accumulated depreciation	(-) 3,664,153,184	6,042,359,462	(-) 1,638,401,746	3,448,091,865
4.Vehicles	345,983,036		161,321,520
Accumulated depreciation	(-) 93,066,051	252,916,985	(-) 66,815,282	94,506,238
5.Furniture and fixtures	1,252,467,244		517,292,342
Accumulated depreciation	(-) 98,708,422	1,153,758,822	(-) 190,497,060	326,795,282
6.Leasehold improvement	425,000,000		1,042,985,452
Accumulated depreciation	(-) 17,708,333	407,291,667	(-) 317,949,315	725,036,137
(3)Intangible Assets		9,345,386,440		4,435,542,333
1.Capitalized R&D costs, net		796,618,597		1,194,094,070
2.Software		2,374,536,349		3,160,981,904
3.Other intangible assets, net		6,174,231,494		80,466,359
Total Assets		143,582,663,067		66,367,345,867
Liabilities
Current Liabilities		18,265,144,524		10,440,456,089
1.Other accounts payable		11,135,937,762		2,827,136,763
2.Advance received		344,200,145		70,109,275
3.Withholdings		1,156,721,283		28,070,112
4.Leasehold deposits received		65,000,000		2,000,000,000
5.Deferred income		4,859,339,675		4,821,194,280
6.Income tax payable		693,945,659		693,945,659
7.Installment deposit		10,000,000		—
Non-current Liabilities		3,346,398,983		3,825,693,701
1.Deferred income-L/T		3,211,655,783		1,946,112,536
2.Other accounts payable-L/T		134,743,200		1,062,543,268
3.Accrued severance benefits-gross	—		1,039,620,837
Deposit at insurance company	—	—	(-) 222,582,940	817,037,897
Total Liabilities		21,611,543,507		14,266,149,790
Shareholders’ Equity
Capital Stock		3,474,450,000		2,774,450,000
1.Common stock		3,474,450,000		2,774,450,000
Capital surplus		73,255,072,627		2,117,830,520
1.Additional paid-in capital		73,255,072,627		2,117,830,520
Retained earnings		43,860,442,320		47,311,567,494
1.Unappropriated retained earnings carried forward to subsequent year		43,860,442,320		47,311,567,494
(Net Income(Loss) :
FY 2005 : (-)3,451,125,174
FY2004: 29,158,543,806)
Capital Adjustment		1,381,154,613		(-) 102,651,937
1.Unrealized gains & losses on available-for-sale securities		—		(-) 3,687,316
2.Stock-option		1,632,516,284		9,099,549
3.Negative capital adjustment from equity method investments		(-) 251,361,671		(-) 108,064,170
Total Shareholders’ Equity		121,971,119,560		52,101,196,077
Total Liabilities& Shareholders’ Equity		143,582,663,067		66,367,345,867

(2) Income Statements

FY 2005: for the year ended December 31, 2005

FY 2004: for the year ended December 31, 2004

[Unit: KRW]

	FY 2005		FY 2004

Items	Amount		Amount

Revenues		49,259,407,445		58,895,078,004
1.Online games-subscription revenue	6,851,262,967		8,810,170,417
2.Online games-royalties and license fees	38,612,792,751		47,221,847,036
3.Mobile games	1,234,551,667		375,687,534
4.Other Revenue	2,560,800,060		2,487,373,017
Cost of Revenues		14,196,825,074		8,427,281,048
1.Cost of revenues – games	14,090,901,438		8,238,515,604
2.Cost of revenues – other	105,923,636		188,765,444
Gross Profit		35,062,582,371		50,467,796,956
Selling, General, and Administrative(SG&A) Expenses		36,944,085,713		16,076,855,844
1.Salaries	5,048,385,382		2,653,864,920
2.Severance benefits	530,378,701		328,295,401
3.Employee benefits	720,629,619		431,502,138
4.Travel expenses	532,882,613		246,346,114
5.Entertainment expenses	170,716,434		60,922,446
6.Communication expenses	33,948,557		19,807,827
7.Taxes and dues	1,387,032,272		127,652,784
8.Depreciation	1,125,237,983		312,048,963
9.Rent expense	624,622,686		440,025,760
10.Insurance premium	251,563,625		6,927,710
11.Vehicles maintenance expenses	52,980,294		16,342,318
12.Freight expenses	23,911,531		16,542,698
13.Repairs expenses	154,609,746		43,304,844
14.Training expenses	19,834,348		2,506,256
15.Publication expenses	59,683,993		30,477,142
16.Supplies expenses	165,624,440		80,453,057
17.Fee expenses	9,889,724,953		5,277,407,204
18.Advertising expenses	5,957,798,643		3,809,512,535
19.Research and development expenses	9,142,947,819		1,918,019,848
20.Amortization	376,437,494		151,339,538
21.Outsourcing expenses	—		82,654,545
22.Expenses for congratulations and condolences	9,870,000		7,920,000
23.Utility expenses	38,870,570		7,978,442
24.Stock option plan compensation expense	626,394,010		3,740,354
25.Miscellaneous expenses	—		1,263,000
Operating Income(Loss)		(-) 1,881,503,342		34,390,941,112
Non-operating income		4,669,809,600		999,725,501
1.Interest income	2,886,499,500		502,813,116
2.Gain on foreign currency translation	62,544,231		97,452,325
3.Gain on foreign currency transaction	464,723,276		324,389,397
4.Gain on disposition of Property, Plant and Equipment(PP&E)	4,405,019		—
5.Gain on disposition of intangible assets	—		9,030,000
6.Earnings from equity method investments	206,431,723		—
7.Gain on foreign currency forward contract transactions	1,032,699,912		—
8.Miscellaneous income	12,505,939		66,040,663
Non-operating Expenses		6,881,006,968		1,254,884,820
1.Interest expense	77,355,631		78,555,926
2.Loss on foreign currency translation	84,489,533		146,784,253
3.Loss on foreign currency transaction	1,044,836,511		896,804,682
4.Loss on disposal of available-for-sale securities	—		1,331,276
5.Loss from equity method investments	3,188,546,582		121,180,994
6.Loss on disposition of Property, Plant and Equipment(PP&E)	277,486,112		551,382
7.Loss on disposal of Property, Plant and Equipment(PP&E)	76,327,417
8.Penalty	227,347,669		—
9.Donations	100,000		3,000,000
10.Loss on foreign currency forward contract transactions	1,885,402,364		—
11.Loss on disposition of intangible assets	1,957,325		—
12.Miscellaneous Losses	17,157,824		6,676,307
Ordinary Income(Loss)		(-) 4,092,700,710		34,135,781,793
Extraordinary Gain		—		—
Extraordinary Losses		—		—
Income(Loss) Before Income Tax Expenses		(-) 4,092,700,710		34,135,781,793
Income Tax Expenses		(-641,575,536		4,977,237,987
Net Income(Loss)		(-) 3,451,125,174		29,158,543,806
Ordinary Income(Loss) per share:
FY2005: (-)507
FY2004: 5,255
Earning(Loss) per share:
FY2005: (-)507
FY2004: 5,255)

(3) Statements of appropriations of Retained Earnings years ended December 31, 2005 and 2004

FY 2005	From January 1, 2005 Until December 31, 2005	FY 2004	From January 1, 2004 Until December 31, 2004
Confirmed appropriation date	March 31, 2006	Confirmed appropriation date	March 29, 2005

[Unit: KRW]

Category

	FY 2005 Amount		FY 2004 Amount

Retained earnings before appropriations		43,860,442,320		47,311,567,494
Unappropriated retained earnings carried over from prior period	47,311,567,494		12,523,705,736
Cumulative Effect of an Accounting Change	—		999,748,081
Prior periods error correction	—		4,629,569,871
Net Income (Loss)	(-)3,451,125,174)		29,158,543,806
Appropriations of retained earnings		—		—
Unappropriated retained earnings carried forwards to subsequent year		43,860,442,320		47,311,567,494

4.	Results of Restatement of Financial Statements as of and for the year ended December 31, 2002, 2003 and 2004

(1)     Financial Statements as of and for the year ended December 31, 2002

Balance Sheet

[Unit: KRW]

	Original statement	Adjustments		Restatement

Items	December 31, 2002	Debit	Credit	December 31, 2002

Asset
Current Asset	3,643,885,912			4,233,789,320
(1)Quick Asset	3,643,885,912			4,233,789,320
Cash & Cash Equivalents	559,859,899			559,859,899
Accounts receivable	3,022,649,157	155,979,314		3,178,628,471
Other accounts receivable	44,594,440	101,025,800		145,620,240
Advanced payments	1,000,000			1,000,000
Prepaid expenses	0	332,898,294		332,898,294
Prepaid taxes	15,782,416	75,912,837	75,912,837	15,782,416
(2)Inventories	0			0
Inventory-resale				0
Fixed Assets	3,762,103,163			5,654,912,572
(1)Investment Assets	1,393,620,000			3,286,429,409
Long-term loans		1,254,779,500	1,254,779,500	0
Investment securities	240,100,000			240,100,000
Leasehold deposits	1,095,440,000			1,095,440,000
Other investments	58,080,000			58,080,000
Long-term advanced payments	0	658,029,909		658,029,909
Account receivable due to management’s diversion-L/T	0	1,234,779,500		1,234,779,500
(2)Tangible Assets	1,379,037,069			1,379,037,069
Computer and equipment	1,846,567,995			1,846,567,995
Accumulated depreciation	(650,420,977)			(650,420,977)
Vehicles	59,754,494			59,754,494
Accumulated depreciation	(20,834,119)			(20,834,119)
Furniture and fixtures	219,076,489			219,076,489
Accumulated depreciation	(75,106,813)			(75,106,813)
(3)Intangible Assets	989,446,094			989,446,094
Organization costs	3,504,000			3,504,000
Capitalized R&D costs, net	368,056,904			368,056,904
Other intangible assets, net	617,885,190			617,885,190
Total Assets	7,405,989,075			9,888,701,892
Liabilities
Current Liabilities	7,978,305,502			8,761,606,580
Other accounts payable	1,938,960,102		23,256,212	1,962,216,314
Unearned income	6,027,777,780			6,027,777,780
Withholdings	11,567,620			11,567,620
Deferred revenue		214,227,500	974,272,366	760,044,866
Non-current Liabilities	63,272,741			2,022,359,067
Deferred revenue-L/T			1,253,288,704	1,253,288,704
Other accounts payable-L/T		10,558,627	716,356,249	705,797,622
Accrued severance benefits-gross	63,272,741			63,272,741
Total Liabilities	8,041,578,243			10,783,965,647
Shareholders’ Equity
Capital Stock	1,700,000,000			1,700,000,000
Common stock	1,700,000,000			1,700,000,000
Capital surplus	0			0
Additional paid-in capital				0
Accumulated Deficit	(2,110,972,768)			(2,370,647,355)
Undisposed accumulated deficit carried forward to the subsequent year	(2,110,972,768)	259,674,587		(2,370,647,355)
Capital Adjustment	(224,616,400)			(224,616,400)
Discount on stock issuance	(14,616,400)			(14,616,400)
Loss on valuation of investment securities	(210,000,000)			(210,000,000)
Total Shareholders’ Equity	(635,589,168)			(895,263,755)
Total Liabilities & Shareholders’ Equity	7,405,989,075			9,888,701,892

Income Statement

[Unit: KRW]

	Original statement	Adjustments		Restatement

Items	December 31, 2002	Debit	Credit	December 31, 2002

Revenues	7,260,491,656			6,713,829,737
Online game-subscription revenue	3,904,773,915			3,904,773,915
Online games-royalties and license fees	2,974,157,792	804,408,838	257,746,919	2,427,495,873
Mobile games				0
Other revenue	381,559,949			381,559,949
Cost of Revenues	1,746,610,452			1,749,890,806
Cost of revenues – games	1,746,610,452	3,280,354		1,749,890,806
Gross Profit	5,513,881,204			4,963,938,931
Selling, General and Administrative(SG&A) Expenses	6,352,752,946			6,065,422,139
Salaries	790,804,110			790,804,110
Severance benefits	38,960,742			38,960,742
Employee benefits	114,268,400			114,268,400
Travel expenses	56,410,845			56,410,845
Entertainment expenses	39,420,186			39,420,186
Communication expenses	27,547,453			27,547,453
Conference expenses	17,406,613			17,406,613
Taxes and dues	297,240,078	90,579,554	0	387,819,632
Depreciation	79,911,252			79,911,252
Rent expense	138,871,703			138,871,703
Insurance premium	5,632,378			5,632,378
Vehicles maintenance expenses	6,683,496			6,683,496
Freight expenses	12,423,915			12,423,915
Repairs expenses	7,865,154			7,865,154
Training expenses	820,000			820,000
Publication expenses	62,980,696			62,980,696
Supplies expenses	23,255,896			23,255,896
Fee expenses	1,647,783,998	117,327,101	394,211,662	1,370,899,437
Advertising expenses	1,472,591,485		101,025,800	1,371,565,685
Bad debt expenses	26,946,524			26,946,524
Research and development expenses	932,562,553			932,562,553
Amortization	1,752,000			1,752,000
Outsourcing expenses	13,694,290			13,694,290
Expenses for congratulations and condolences	100,000			100,000
Overseas marketing expenses	536,819,179			536,819,179
Operating Loss	(838,871,742)			(1,101,483,208)
Non-operating Income	206,170,775			217,922,157
Interest income	84,065,852			84,065,852
Gain on foreign currency translation	60,996,705		11,751,382	72,748,087
Gain on foreign currency transaction	11,921,744			11,921,744
Gain on disposition of Property, Plant and Equipment(PP&E)	48,998,735			48,998,735
Miscellaneous income	187,739			187,739
Non-operating Expenses	68,166,388			76,980,891
Interest expense	25,551,899	8,814,503		34,366,402
Loss on foreign currency translation	630,186			630,186
Loss on foreign currency transaction	10,815,848			10,815,848
Loss on disposition of investment securities	609,050			609,050
Loss on valuation of inventory	3,587,300			3,587,300
Donations	9,990,000			9,990,000
Impairment on capitalized R&D costs	16,540,736			16,540,736
Miscellaneous Losses	441,369			441,369
Ordinary Loss	(700,867,355)			(960,541,942)
Loss before Income Tax Expenses	(700,867,355)			(960,541,942)
Income Tax Expenses		0		0
XI. Net Loss	(700,867,355)			(960,541,942)

(2)     Financial Statements as of and for the year ended December 31, 2003

Balance Sheet

[Unit: KRW]

	Original statement	Adjustments		Restatement

Items	December 31, 2003	Debit	Credit	December 31, 2003

Asset
Current Asset	12,294,999,399			12,971,393,560
(1)Quick Asset	12,291,753,419			12,968,147,580
Cash & Cash Equivalents	5,063,399,356			5,063,399,356
Short-term financial instruments	1,600,000,000			1,600,000,000
Available-for-sale securities	600,000,000			600,000,000
Accounts receivable	4,011,788,962	178,756,046	156,253,775	4,034,291,233
Short-term loans	36,000,000			36,000,000
Other accounts receivable	117,938,366	174,732,871	22,198,523	270,472,714
Accrued income	34,456,158			34,456,158
Advanced payments	206,480,920			206,480,920
Prepaid expenses	2,312,564	736,437,661	235,080,119	503,670,106
Prepaid taxes	619,377,093	1,090,171,047	1,090,171,047	619,377,093
(2)Inventories	3,245,980			3,245,980
Inventory-resale	3,245,980			3,245,980
Fixed Assets	10,529,974,562			19,569,887,312
(1)Investment Assets	5,507,204,799			13,812,858,051
Equity method investments	317,501,010			317,501,010
Long-term loans	251,538,000	7,913,110,679	7,913,110,679	251,538,000
Leasehold deposits	3,881,455,000			3,881,455,000
Other investments	950,233,190			950,233,190
Long-term advanced payments		727,912,032	554,412,243	173,499,789
Account receivable due to management’s diversion-L/T	0	7,441,242,679	—	7,441,242,679
Deferred income tax assets	106,477,599	690,910,784		797,388,383
(2)Tangible Assets	3,125,430,421			3,997,356,586
Computer and equipment	2,933,372,018		40,000,000	2,893,372,018
Accumulated depreciation	(1,315,421,384)	616,947,332	4,183,334	-702,657,386
Vehicles	161,321,520			161,321,520
Accumulated depreciation	(68,516,274)	33,965,295		-34,550,979
Furniture and fixtures	542,333,577		117,400,000	424,933,577
Accumulated depreciation	(197,706,066)	112,042,241	12,278,084	-97,941,909
Capital lease assets	603,359,000			603,359,000
Accumulated depreciation	(241,132,750)	134,200,267		-106,932,483
Leasehold improvement	974,885,452			974,885,452
Accumulated depreciation	(267,064,672)	148,632,448		-118,432,224
(3)Intangible Assets	1,897,339,342			1,759,672,675
Capitalized R&D costs, net	225,583,264	—		225,583,264
Software	1,595,922,745		137,666,667	1,458,256,078
Other intangible assets, net	75,833,333			75,833,333
Total Assets	22,824,973,961			32,541,280,872
Liabilities				—
Current Liabilities	2,788,580,898			5,072,442,715
Other accounts payable	1,226,515,872		149,008,938	1,375,524,810
Advance received	47,431,682			47,431,682
Withholdings	49,828,480			49,828,480
Capital lease liabilities	103,693,739			103,693,739
Deferred income	1,361,111,125	687,502,934	2,189,508,007	2,863,116,198
Income tax payable			632,847,806	632,847,806
Non-current Liabilities	2,620,075,026			4,423,202,168
Deferred income-L/T	2,333,333,328	494,497,010	1,159,430,579	2,998,266,897
Other accounts payable-L/T		355,724,995	1,493,918,568	1,138,193,573
Accrued severance benefits-gross	358,108,097			358,108,097
Deposits at insurance company	(71,366,399)			-71,366,399
Total Liabilities	5,408,655,924			9,495,644,883
Shareholders’ Equity				—
Capital Stock	2,774,450,000			2,774,450,000
Common stock	2,774,450,000			2,774,450,000
Capital Surplus	2,117,830,520			2,117,830,520
Additional paid-in capital	2,117,830,520			2,117,830,520
Retained Earnings	12,523,705,736			18,153,023,688
Unappropriated retained earnings carried forward to subsequent year	12,523,705,736	1,031,052,460	6,660,370,412	18,153,023,688
Capital Adjustment	331,781			331,781
Unrealized gains on equity method investments	331,781			331,781
Total Shareholders’ Equity	17,416,318,037			23,045,635,989
Total Liabilities & Shareholders’ Equity	22,824,973,961			32,541,280,872

Income Statement

[Unit: KRW]

	Original statement	Adjustments		Restatement

Items	December 31, 2003	Debit	Credit	December 31, 2003

Revenues	37,035,034,268			43,966,480,649
Online game-subscription revenue	10,480,705,730			10,480,705,730
Online games-royalties and license fees	25,493,091,310	436,231,756	7,205,129,976	32,261,989,530
Mobile games	43,109,394			43,109,394
Other revenue	1,018,127,834	71,868,000	234,416,161	1,180,675,995
Cost of Revenues	6,518,561,560			6,611,998,771
Cost of revenues - games	6,458,551,807	95,770,544	2,333,333	6,551,989,018
Cost of revenues - other	60,009,753			60,009,753
Gross Profit	30,516,472,708			37,354,481,878
Selling, General and Administrative(SG&A) Expenses	12,401,191,640			13,045,842,967
Salaries	1,628,894,240			1,628,894,240
Severance benefits	159,061,636			159,061,636
Employee benefits	293,127,868			293,127,868
Travel expenses	16,167,879			16,167,879
Entertainment expenses	72,544,574			72,544,574
Communication expenses	30,673,745			30,673,745
Taxes and dues	55,317,727	71,545,673	0	126,863,400
Depreciation	539,691,531		29,578,084	510,113,447
Rent expense	341,890,425			341,890,425
Insurance premium	3,812,666			3,812,666
Vehicles maintenance expenses	14,168,116			14,168,116
Freight expenses	8,579,224			8,579,224
Repairs expenses	36,689,600			36,689,600
Training expenses	3,923,425			3,923,425
Publication expenses	10,923,050			10,923,050
Supplies expenses	84,031,719			84,031,719
Fee expenses	4,105,731,896	1,000,085,240	345,892,954	4,759,924,182
Advertising expenses	4,092,511,283	22,198,523	73,707,071	4,041,002,735
Research and development expenses	859,753,224		0	859,753,224
Amortization	1,873,772			1,873,772
Outsourcing expenses	38,130,000			38,130,000
Expenses for congratulations and condolences	3,230,000			3,230,000
Utility expenses	464,040			464,040
Operating Income	18,115,281,068			24,308,638,911
Non-operating Income	1,062,886,487			1,061,416,368
Interest income	105,807,341			105,807,341
Gain on foreign currency translation	778,086	0	882,027	1,660,113
Gain on foreign currency transaction	84,344,751	46,045,046		38,299,705
Gain on disposition of Property, Plant and Equipment(PP&E)	183,214,364			183,214,364
Gain on transfer of business rights	20,000,000			20,000,000
Gain on disposition of investment securities	26,900,000			26,900,000
Earnings from equity method investments	592,705,038			592,705,038
Rent income	5,887,110			5,887,110
Miscellaneous income	43,249,797		43,692,900	86,942,697
Non-operating Expenses	1,120,823,378			1,472,090,912
Interest expense	208,714,923	52,745,322	0	261,460,245
Loss on foreign currency translation	6,356,000	1,122,212		7,478,212
Loss on foreign currency transaction	46,949,411			46,949,411
Loss on disposition of investment securities	509,703			509,703
Impairment on investment securities	100,000			100,000
Impairment of Property, Plant and Equipment		157,400,000		157,400,000
Other bad debt expenses		180,000,000	180,000,000	0
Impairment on other investments	776,700,000	200,000,000	200,000,000	776,700,000
Loss on disposition of intangible assets	168,492			168,492
Impairment Losses on Intangible Assets		140,000,000		140,000,000
Penalty	57,000,000			57,000,000
Donations	2,030,000			2,030,000
Miscellaneous Losses	22,294,849			22,294,849
Ordinary Profit	18,057,344,177			23,897,964,367
Earning before Taxes	18,057,344,177			23,897,964,367
Income Tax Expenses	3,419,161,673	951,375,732		4,370,537,405
XI. Net income	14,638,182,504			19,527,426,962

(3)     Financial Statements as of and for the year ended December 31, 2004

Balance sheet

[Unit: KRW]

	Original statement	Adjustments		Restatement

Items	December, 31, 2004	Debit	Credit	December 31, 2004

Asset
Current Asset	32,731,880,444			40,554,502,801
(1)Quick Asset	32,674,478,804			40,497,101,161
Cash & Cash Equivalents	15,821,934,830			15,821,934,830
Short-term financial instruments	8,900,000,000			8,900,000,000
Available-for-sale securities	496,312,684			496,312,684
Accounts receivable	5,899,887,842	76,680,221	54,592,245	5,921,975,818
Allowance for S/T loan				0
Short-term loans	121,599,000	8,060,650,402	8,060,650,402	121,599,000
Allowance for S/T loan		180,000,000	180,000,000	0
Other accounts receivable	155,525,417	163,038,647	10,504,299	308,059,765
Allowance for S/T loan				0
Accounts receivable due to management’s diversion-S/T	0	7,482,138,742		7,482,138,742
Accrued income	70,341,350			70,341,350
Advanced payments	713,177,560			713,177,560
Prepaid expenses	16,408,437	571,360,569	426,363,278	161,405,728
Prepaid taxes	479,291,684	1,210,535,547	1,189,671,547	500,155,684
(2)Inventories	57,401,640			57,401,640
Inventory-resale	57,401,640			57,401,640
Fixes assets	25,316,504,761			25,812,843,066
(1)Investment assets	9,522,152,230			8,627,893,348
Equity method investments	1,670,672,230	123,817,257	139,970,697	1,654,518,790
Long-term loans	45,666,250	15,484,866,081	15,484,866,081	45,666,250
Allowance for S/T loan		360,000,000	360,000,000	0
Leasehold deposits	3,915,510,000			3,915,510,000
Long-term advanced payments		174,041,403	159,079,264	14,962,139
Other investments	926,033,190			926,033,190
Accounts receivable due to management’s diversion-L/T	0	7,441,242,679	7,441,242,679	0
Deferred income tax assets	2,964,270,560	690,910,784	1,583,978,365	2,071,202,979
(2)Tangible Assets	11,249,143,531			12,749,407,385
Land	5,953,901,641			5,953,901,641
Buildings	2,233,628,699			2,233,628,699
Accumulated depreciation	(32,552,477)			(32,552,477)
Computer and equipment	5,126,493,611		40,000,000	5,086,493,611
Accumulated depreciation	(2,794,228,092)	1,166,659,663	10,833,317	(1,638,401,746)
Vehicles	161,321,520			161,321,520
Accumulated depreciation	(110,371,398)	43,556,116	0	(66,815,282)
Furniture and fixtures	634,692,342		117,400,000	517,292,342
Accumulated depreciation	(370,198,275)	211,496,999	31,795,784	(190,497,060)
Leasehold improvement	1,042,985,452			1,042,985,452
Accumulated depreciation	(596,529,492)	278,580,177		(317,949,315)
(3)Intangible Assets	4,545,209,000			4,435,542,333
Capitalized R & D costs, net	1,194,094,070			1,194,094,070
Software	3,270,648,571		109,666,667	3,160,981,904
Other intangible assets, net	80,466,359			80,466,359
Total Assets	58,048,385,205			66,367,345,867
Liabilities
Current Liabilities	8,041,063,131			10,440,456,089
Other accounts payable	2,055,189,473		771,947,290	2,827,136,763
Advance received	70,109,275			70,109,275
Withholdings	28,070,112	0		28,070,112
Leasehold deposits received	2,000,000,000			2,000,000,000
Deferred income	3,887,694,271	1,117,933,380	2,051,433,389	4,821,194,280
Income tax payable			693,945,659	693,945,659
Non-current Liabilities	2,711,132,308			3,825,693,701
Deferred income-L/T	1,894,094,411	492,546,069	544,564,194	1,946,112,536
Other accounts payable-L/T		357,746,724	1,420,289,992	1,062,543,268
Accrued severance benefits-gross	1,039,620,837			1,039,620,837
Deposits at insurance company	(222,582,940)			(222,582,940)
Total Liabilities	10,752,195,439			14,266,149,790
Shareholders’ Equity
Capital Stock	2,774,450,000			2,774,450,000
Common stock	2,774,450,000			2,774,450,000
Capital surplus	2,117,830,520			2,117,830,520
Additional paid-in capital	2,117,830,520			2,117,830,520
Retained earnings	42,512,806,067			47,311,567,494
Unappropriated retained earnings forward to subsequent year	42,512,806,067	3,733,429,959	8,532,191,386	47,311,567,494
Capital Adjustment	(108,896,821)			(102,651,937)
Unrealized gains & losses on available-for-sale securities	(3,687,316)			(3,687,316)
Gains or losses on valuation of equity method investments	(114,309,054)		6,244,884	(108,064,170)
Stock-option	9,099,549			9,099,549
Total shareholders’ Equity	47,296,189,766			52,101,196,077
Total Liabilities & Shareholders’ Equity	58,048,385,205			66,367,345,867

Income Statements

[Unit: KRW]

	Original Statement	Adjustments		Restatement

Items	December 31, 2004	Debit	Credit	December 31, 2004

Revenues	58,223,489,919			58,895,078,004
Online game-subscription revenue	9,134,909,358	324,738,941		8,810,170,417
Online games-royalties and license fees	45,605,162,034		1,616,685,002	47,221,847,036
Revenue for mobile game service	480,007,534	104,320,000		375,687,534
Other revenue	3,003,410,993	687,871,857	171,833,881	2,487,373,017
Cost of Revenues	8,662,770,308			8,427,281,048
Cost of revenues - games	8,474,004,864	19,074,610	254,563,870	8,238,515,604
Cost of revenues - other	188,765,444			188,765,444
Gross Profit	49,560,719,611			50,467,796,956
Selling, General, and Administrative(SG&A) Expenses	15,996,806,743			16,076,855,844
Salaries	2,653,864,920			2,653,864,920
Severance benefits	328,295,401			328,295,401
Employee benefits	431,502,138			431,502,138
Travel expenses	246,346,114			246,346,114
Entertainment expenses	60,922,446			60,922,446
Communication expenses	19,807,827			19,807,827
Taxes and dues	145,397,396	3,119,388	20,864,000	127,652,784
Depreciation	705,804,039	19,517,700	413,272,776	312,048,963
Rent expense	440,025,760			440,025,760
Insurance premium	6,927,710			6,927,710
Vehicles maintenance expenses	16,342,318			16,342,318
Freight expenses	16,542,698			16,542,698
Repairs expenses	43,304,844			43,304,844
Training expenses	2,506,256			2,506,256
Publication expenses	30,477,142			30,477,142
Supplies expenses	80,453,057			80,453,057
Fee expenses	4,770,601,015	517,336,189	10,530,000	5,277,407,204
Advertising expenses	3,809,512,535			3,809,512,535
Research and development expenses	1,933,277,248		15,257,400	1,918,019,848
Amortization	151,339,538			151,339,538
Outsourcing expenses	82,654,545			82,654,545
Expenses of congratulations and condolences	7,920,000			7,920,000
Utility expenses	7,978,442			7,978,442
Stock option plan compensation expense	3,740,354			3,740,354
Miscellaneous expenses	1,263,000			1,263,000
Operating Income	33,563,912,868			34,390,941,112
Non-operating Income	905,000,445			999,725,501
Interest income	502,813,116			502,813,116
Gain on Foreign currency translation	2,689,977		94,762,348	97,452,325
Gain on Foreign currency transaction	324,389,397			324,389,397
Gain on disposition of Property, Plant and Equipment(PP&E)	37,292	37,292		0
Gain on disposition of intangible assets	9,030,000			9,030,000
Miscellaneous income	66,040,663			66,040,663
Non-operating Expenses	1,151,509,926			1,254,884,820
Interest expense	1,213,261	77,342,665		78,555,926
Loss on foreign currency translation	143,701,730	3,503,170	420,647	146,784,253
Loss on foreign currency transaction	896,804,682			896,804,682
Loss on disposal of available-for-sale securities	1,331,276			1,331,276
Loss from equity method investments	98,782,670	146,215,581	123,817,257	121,180,994
Loss on disposition of Property, Plant and Equipment(PP&E)		551,382		551,382
Donations	3,000,000			3,000,000
Miscellaneous Losses	6,676,307			6,676,307
Ordinary Income	33,317,403,387			34,135,781,793
Income Before Income Tax Expenses	33,317,403,387			34,135,781,793
Income Tax Expenses	3,328,303,056	1,753,254,931	104,320,000	4,977,237,987
XI. Net Income	29,989,100,331			29,158,543,806